UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

   MUELLER INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	1-6770	25-0790410
(State or other	(Commission File	(IRS Employer
jurisdiction of	Number)	Identification No.)
incorporation)

8285 Tournament Drive Suite 150 Memphis, Tennessee	38125
(Address of principal executive offices)	(Zip Code)

Gary C. Wilkerson (901) 753-3200
(Name and telephone number, including area code, of the person to contact in connection with this report.

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

A copy of the Registrant’s Conflict Minerals Report is filed as Exhibit 1.02 hereto and is publicly available at the Company’s website at www.muellerindustries.com, select Investors, and then select SEC filings.

Item 1.02	Exhibits

Mueller Industries has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2 – Exhibits

Item 2.01	Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the duly authorized undersigned.

MUELLER INDUSTRIES, INC.

By:	/s/ Gary C. Wilkerson	Date: May 30, 2014
Name:	Gary C. Wilkerson
Title:	Vice President, General Counsel and Secretary

Exhibit Index

Exhibit No.	Description

1.02	Conflict Minerals Report